# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Color Star Technology Co., Ltd., CIK 0001747661
CUSIP: G2287A126
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 80 Broad Street, 5th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 01/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 504,488; sole dispositive power 0; shared dispositive power 179,488; aggregate amount beneficially owned 504,488 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 504,488; sole dispositive power 0; shared dispositive power 179,488; aggregate amount beneficially owned 504,488 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 504,488; sole dispositive power 0; shared dispositive power 179,488; aggregate amount beneficially owned 504,488 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Color Star Technology Co., Ltd.
Address of issuer's principal executive offices: 80 Broad Street, 5th Floor, New York, NY 10005

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) As of the close of business on January 21, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 496,164 Ordinary Shares, which consisted of (i) 50,000 Ordinary Shares held by Intracoastal and (ii) 446,164 Ordinary Shares issuable upon conversion of a convertible note held by Intracoastal ("Intracoastal Convertible Note 1"), and all such Ordinary Shares represent beneficial ownership of approximately 9.99% of the Ordinary Shares, based on (1) 4,520,447 Ordinary Shares outstanding as of January 16, 2025, as reported by the Issuer, plus (2) 446,164 Ordinary Shares issuable upon conversion of Intracoastal Convertible Note 1. The foregoing excludes (I) 1,400,341 Ordinary Shares issuable upon conversion of Intracoastal Convertible Note 1 because Intracoastal Convertible Note 1 contains a blocker provision under which the holder thereof does not have the right to convert Intracoastal Convertible Note 1 to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (II) 131 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1") because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (III) 705,055 Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares, (IV) 8,152 Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (V) 281,545 Ordinary Shares issuable upon conversion of second convertible note held by Intracoastal ("Intracoastal Convertible Note 2") because Intracoastal Convertible Note 2 contains a blocker provision under which the holder thereof does not have the right to convert Intracoastal Convertible Note 2 to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,891,388 Ordinary Shares.

(ii) As of the close of business on January 24, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 504,488 Ordinary Shares, which consisted of (i) 325,000 Ordinary Shares held by Intracoastal and (ii) 179,488 Ordinary Shares issuable upon conversion of Intracoastal Convertible Note 1, and all such Ordinary Shares represented beneficial ownership of approximately 9.99% of the Ordinary Shares, based on (1) 4,520,447 Ordinary Shares outstanding as of January 16, 2025, as reported by the Issuer, plus (2) 350,000 Ordinary Shares issued to Intracoastal upon conversion of Intracoastal Convertible Note 1 and Intracoastal Convertible Note 2 and (3) 179,488 Ordinary Shares issuable upon conversion of Intracoastal Convertible Note 1. The foregoing excludes (I) 1,618,824 Ordinary Shares issuable upon conversion of Intracoastal Convertible Note 1 because Intracoastal Convertible Note 1 contains a blocker provision under which the holder thereof does not have the right to convert Intracoastal Convertible Note 1 to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (II) 131 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (III) 705,055 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares, (IV) 8,152 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (V) 38,176 Ordinary Shares issuable upon conversion of Intracoastal Convertible Note 2 because Intracoastal Convertible Note 2 contains a blocker provision under which the holder thereof does not have the right to convert Intracoastal Convertible Note 2 to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,874,826 Ordinary Shares.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 504,488
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 179,488

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (01/27/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (01/27/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin/Manager (01/27/2025)